 GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE   14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008   TELEFAX: (212) 688-7273
http://www.golawintl.com

August 5, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Assistant Director,
Division of Corporation Finance, Mail Stop 6010

Re:	China Power Equipment, Inc.
Revision of Amendment No. 2 to Form SB-2 on Form S-1
Filed April 30, 2008
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of May 19, 2008 to our client, China Power Equipment, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

General

1.
Please note that there are numerous disclosure inconsistencies and errors throughout this filing, some of which are referenced in these comments. Prior to submitting an amendment, ensure that your disclosure is accurate, current, and consistent, in view of your responsibilities under the federal securities laws.

The Company’s counsel has discussed this comment with the Staff.

Prospectus Cover Page

2.
In the second paragraph, delete the language "or listed for trading or quoted on any other public market." Selling shareholders must sell at a fixed price until an actual trading market develops, either by quotation on the OTCBB or another securities exchange. Quotation on the Pink Sheets, for example, is not sufficient to develop an active trading market.

The Company has made revisions in accordance with the Staff’s comment. See the Prospectus cover page.

Ms. Peggy Fisher
August 5, 2008

3.	We note your response to prior comment 1. Please provide us with the basis for your statement that 726,183 shares is equal to 33.33% of the number of shares held by non-affiliates.

The Company has determined that 33 1/3 of their outstanding shares of common stock held by non-affiliates equal 726,183 shares in the following manner:

Shares Issued to Affiliates
Mr. Song	2,953,125	27.13%
Michael Segal	65,323	0.60%
Yarong Feng	195,750	1.80%
Mr. Xu	303,750	2.79%
All directors and Officers	3,517,948	32.32%

Trustees	3,803,625	34.94%
Friedland	1,386,290	12.73%
Total Held by Affiliates	8,707,863	79.99%

Total Outstanding Shares of Common	10,886,413
Less Total Held by Affiliates	8,707,863
Total Public Float	2,178,550

33 1/3% of 2,178,550 is equal to 726,183 shares.

Business Overview, page 3

4.	Explain that your reason for creating China Power Equipment, Inc., and entering into the management entrustment agreement is to attempt to seek listing for your shares on the OTCBB.

The Company has made revisions in accordance with the Staff’s comment. See pages 3 and 32 of the registration statement.

5.
In the first paragraph where you describe the management entrustment agreement, expand to disclose in a new subparagraph (4) An Sen's assumption of all operation risks and losses, its obligation to pay debts if Zhongxi's cash is insufficient to do so, and its liability to make up deficiencies if net assets are less than registered capital as a result of any losses.

The Company has made revisions in accordance with the Staff’s comment. See pages 3 and 32 of the registration statement.

Ms. Peggy Fisher
August 5, 2008

6.
Reconcile your disclosure regarding An Sen's control over Zhongxi with the fact that An Sen will be paid an "entrustment fee,” "calculated by Zhongxi monthly by deducting "necessary expenses" from Zhongxi's "total profit." Explain how this provision works and what constitutes "necessary expenses." It appears that under this provision, Zhongxi (or Alloy Science) maintains significant control. Also discuss what the experience has been to date since entry into the management entrustment agreement with regard to this provision and how much An Sen has been paid in fees.

Neither Zhongxi nor Alloy Science retains control of Zhongxi after giving effect to the provisions of the Management Entrustment Agreement.

According to Section 1.5 of the Management Entrustment Agreement, the entrustment fee shall equal to the total profit after deduction of “necessary expenses”. The language in the Management Entrustment Agreement is a literal translation of the Chinese version of the agreement. The “necessary expenses” mean Zhongxi’s operating expenses and taxes. Therefore, the fee will be determined by deducing operating expenses and taxes from gross profit but will be eliminated during consolidation as discussed below.

An Sen has exclusive control over the computation of any entrustment fee paid to it. Section 1.3 of the Management Entrustment Agreement grants An Sen control over all business operations, executive decision making, control exercised by Zhongxi’s board of directors and control exercised by the shareholders. Section 1.4(2) provides that An Sen, through an entrusted bank account has control over all funds received in connection with the operation of Zhongxi’s business, including, but not limited to, “receipt of all Zhongxi's business income, current working capital, recovered account receivables...”

The Management Entrustment Agreement additionally provides that An Sen assumes all operational risks and losses and is obligated to pay Zhongxi’s debts if Zhongxi is unable to do so. Section 1.6 of the Management Entrustment Agreement states that An Sen shall “assume all operational risks in association with the management of Zhongxi entrusted to it. [An Sen] shall be responsible for any loss incurred to [Zhongxi’s] operation. If [Zhongxi's] cash is not enough to pay its debt, [An Sen] is liable to pay the debt; if the loss leads to a net asset less than the registered capital, [An Sen] shall be liable to make up for the deficiency.” In addition, Section 1.4(2) of the Management Entrustment Agreement contemplates An Sen’s full control over all payments made on behalf of Zhongxi from the entrusted bank account, including, but not limited to “the payment of all account payable and operation expenses, employee salaries and asset purchases, etc.”

While An Sen has the ability to control and determine payments, if any, that will be made to it as an entrustment fee, it also has the responsibility to fund ongoing operations of Zhongxi which requires working capital to fund its growth. Any fee, if paid, would be returned to Zhongxi to fund its ongoing operations. Therefore, the entrustment fee was accrued by Zhongxi as “entrustment fee payable” and accrued by “An Sen” as “entrustment fee receivable” and eliminated in the consolidation.

Ms. Peggy Fisher
August 5, 2008

7.
We note your response to prior comment 4, including your statement that PRC counsel has advised you that the management entrustment agreement is enforceable under PRC law, Please expand the disclosure to identify PRC counsel, state counsel's opinion on this issue, and file counsel's consent as an exhibit.

The Company has made revisions in accordance with the Staff’s comment. See pages 3 and 32 of the registration statement. The Company has filed the Consent of DeHeng Law Office as Exhibit 23.3 to the registration statement.

8.
We reissue comment 5. If An Sen does not have the right to dispose of shares of Zhongxi, it does not have "all of the rights of the shareholders of Zhongxi." Also, with regard to your response, the nominal shareholders are not parties to the management entrustment agreement. File the agreement they entered into in which they agreed not to transfer any of their shares to third parties.

The Company has made revisions in accordance with the Staff’s comment. See pages 3 and 29 of the registration statement.

The Company directs the Staff’s attention to the last page of Exhibit 1.17 previously filed in Amendment No. 2 titled “Statement” where the nominal holders of the Zhongxi sign a statement whereby they agree “not transfer my shares of Xi' an Amorphous Alloy Zhongxi Transformer Co., Ltd to anybody other than Xi’An Amorphous Alloy Science & Technology Co., Ltd.”

The Company also directs the Staff’s attention to Section 1,4(4) which provides that An Sen is granted all rights of the shareholders of Zhongxi. These rights will continue until such time as An Sen will acquire 51% or more of Zhongxi’s common stock. While An Sen does not have dispositive power over the, it retains all of the rights of the shareholders of Zhongxi, notwithstanding the fact that the shares are physically held by other parties or transferred to another party.

9.
We note the reference in paragraph 1.7 of the management entrustment agreement to a "shares transfer to Xi'An Amorphous Alloy Science & Technology Co., Ltd." Provide more details regarding this transfer.

Paragraph 1.7 of the Management Entrustment Agreement provides “during the period of entrustment, [An Sen] shall not transfer the shares owned by shareholders of [Zhongxi]. [Zhongxi] shall not transfer the shares without An Sen’s written consent, except the shares transfer to Xi’An Amorphous Alloy Science & Technology Co., Ltd.” The provision prohibits any transfer of the shares of Zhongxi by Zhongxi’s shareholders to any third party except to Alloy Science. No such transfer has take place and the Company does not foresee any reason that the shares would be transferred back to Alloy Science or any other party. Since Alloy Science has directed Zhongxi to enter into the Management Entrustment Agreement, a transfer of the physical shares of Zhongxi would not diminish the rights of An Sen under the Management Entrustment Agreement. However, as discussed in the Company’s response to Comment No. 8, even if the shares were transferred to a third party, An Sen retains all rights of the shareholders, other than the right to physically hold the security and direct their transfer, until it purchases 51% or more of Zhongxi.

Ms. Peggy Fisher
August 5, 2008

In the “Statement” following the Management Entrustment Agreement, the shareholders of Zhongxi explicitly consent to the entering into of the Management Entrustment Agreement and limit their ability to transfer their physical shares of Zhongxi’s stock. Please refer to Exhibit 10.17 filed with Amendment No. 2.

10.
We note your disclosure regarding sales revenues for the fiscal year ended December 31, 2006 in the fourth paragraph on page 3. Please revise your disclosure to address revenues from a more recent financial period. Please update disclosure throughout the filing so it is current.

The Company has made revisions in accordance with the Staff’s comment. See page 3 of the registration statement.

We do not have any equity ownership interest..., page 7

11.
In a risk factor under a separate caption, include the last sentence regarding the effects of breach of the management entrustment agreement. Also disclose that An Sen has assumed all business risks and obligations and whether An Sen's future inability to satisfy those obligations would constitute a breach and possible termination of the agreement.

The Company has deleted the last sentence of the risk factor entitled “We Do Not Have Any Equity Ownership Interest in Zhongxi, Our Operating Business, And Our Executives Are Also Affiliates of Zhongxi and An Sen, The Parties To The Management Entrustment.”

In view of the opinion by the Company’s PRC counsel that the Management Entrustment Agreement is enforceable, the Company has been advised that a breach by either party would likely result legal expenses incurred in connection with enforcing but operations would continue and Zhonxi’s financial results would be consolidated with An Sen and the Company. Moreover, while An Sen and Zhongxi share common affiliates, there would be little incentive for affiliates who hold approximately 79% of China Power’s stock to take action that would jeopardize the market value of their holdings. As a result, the Company believes the new risk factor suggested by the Staff does not apply.

The Fluctuation of the Renminbi may harm your investment, page 11

12.	Please update your disclosure regarding the rate of appreciation of the Renminbi against the U.S. dollar.

The Company has made revisions in accordance with the Staff’s comment. See page 12 of the registration statement.

Ms. Peggy Fisher
August 5, 2008

Selling Stockholders, page 14

13.
Please reconcile your disclosure here and elsewhere throughout the filing stating that you are registering common shares underlying preferred shares with disclosure in other sections, including pages 1 and 6, stating that you are registering common stock for resale upon exercise of warrants and that no shares of common stock underlying the preferred shares are being registered. Similarly, please revise your statement on page 14 that all of the warrants acquired in the referenced private placements are being registered.

The Company is now registering 726,183 shares of common stock that may be issued upon conversion of the Series A Convertible Preferred Stock. The Company has made revisions in accordance with the Staff’s comment on page 15 and throughout the registration statement.

14.	Correct the footnotes to the table.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the registration statement.

The Warrants, page 17

15.	Please tell us where the warrant exercise terms and price are described in your exhibits. Describe in the filing what adjustments can be made to the exercise price.

Please refer to Exhibit 10.6 filed with Amendment No. 2 titled, “Form of Warrant” which is an attachment to the Common Stock and Warrant Purchase Agreement. In the last sentence of the first full paragraph, the exercise price is stated to be $1.00 per share. The Warrants do not provide for any adjustments to the exercise price.

The Company has made revisions in accordance with the Staff’s comment. See page 42 of the registration statement.

Use of Proceeds, page 18

16.
Please revise to state that you would receive $726,183 if warrants for all of the common shares registered in this offering were exercised. Also disclose the likelihood of warrants being exercised since the initial selling price is so much lower than the warrant exercise price.

Since none of the warrants are now being registered, the Company has deleted the reference to the funds received on the exercise of the warrants. See page 19 of the registration statement.

Other Income, page 26

17.
We note that you recognized income during the year related to collection of accounts receivable previously written off, rental income and trading steel products. Please describe the nature of these transactions and tell us why these amounts are appropriately reflected as non-operating income, citing any authoritative literature upon which you are relying. Revise your presentation as necessary.

Ms. Peggy Fisher
August 5, 2008

During the year ended December 31, 2007, the Company presented Non-operating “Other income” in the amount of $228,726 which included bad debt recoveries of $113,948, rental income of $90,847 and income from trading steel products of $23,631.

During the year ended December 31, 2006, the Company presented Non-operating “Other income” included rental income of $48,234 and income from trading steel products of $84,002. Bad debt expense was appropriately classified as an operating expense.

The Company has reviewed Rule 5-03(b)(5) of Regulation S-X and has accordingly reclassified the 2007 bad debt recovery into sub-caption “Bad debt expense (recovery)” included in Operating expense.

As trading steel products is not the Company’s normal course of business, but occasional sale of the scrap, so the incomes from trading steel products were appropriately classified as Non-operating “Other income” for the years ended December 31, 2007 and 2006.

The Company has made revisions in accordance with the Staff’s comment. See page 30 and F-18 of the registration statement.

Corporate History, page 29

18.
We note that you have revised your disclosure to indicate that Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd. owned 6.25% of Zhongxi prior to transferring those shares to Zhejiang Lvneng Electric Co., Ltd. on July 11, 2007. Please tell us why your previous registration statements stated that Zhejiang Lvneng Electric Co., Ltd. had owned the Zhongxi shares since 2004 and had consented to the Management Entrustment Agreement in November 2006. Please disclose the terms of the July 11, 2007 share transfer and discuss any affiliations between the parties to this transfer. Please also confirm whether Xi'an Zhongxi Rectifying Electric Cooker Transformer Factory, which is referenced in Exhibit 10.4, is the same entity as Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd.

The previous registration statements inaccurately reflected the ownership by Zhejiang Lvneng Electric Co., Ltd. since 2004 due to an error in translating documents. The Company advises the Staff that Xi'an Zhongxi Rectifying Electric Cooker Transformer Factory is the same entity as Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd. and has revised the registration statement accordingly to correct any inconsistency.

See page 38 of the registration statement and Exhibit 10.4 which has been refilled with the revised name.

Ms. Peggy Fisher
August 5, 2008

19.	Please revise your disclosure in the first paragraph on page 29 which indicates that Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd. still owns 6.25% of Zhongxi.

The Company has made revisions in accordance with the Staff’s comment. See page 32 of the registration statement.

20.
Please file any agreements supporting your statements on pages 4 and 29 that An Sen now controls Zhejiang Lvneng Electric Co.'s 6.25% interest in Zhongxi and that there are restrictions on the transfer of this interest.

Please refer to the “Statement” at the end of the Amended and Restated Management Entrustment Agreement filed with Amendment No. 2. Zhejiang Lvneng Electric Co. agrees to the execution of the Management Entrustment Agreeement and assignment of the rights described therein to An Sen.

21.
Explain in further detail how An Sen has "the right to manage and control Zhongxi," in light of your response to comment 14 the Zhongxi can enter into contracts independent of An Sen. We also note paragraph 1.4 3) of the management entrustment agreement.

The Management Entrustment Agreement grants An Sen full power to manage and control Zhongxi. The Company revised the registration statement in response to Comment 14 in Amendment No. 2 as requested by the Staff. The revision reflected the fact that neither the Company nor An Sen would execute contracts on behalf Zhongxi which is fully consistent with its grant of authority to control Zhongxi. An Sen has the power to delegate authority to execute contracts on behalf of Zhongxi to any officer of Zhongxi and retain full control over the entity. An Sen retains the control to withdraw such authority at any time. Such delegation of authority is consistent with the powers granted to it under the terms of the Management Entrustment Agreement.

Section 1.4.3 provides that “All the matters of Zhongxi, including internal financial management, day-to-day operation, external contact execution and performance, tax filing and payment, change of rights and personnel, etc., shall be controlled and managed by An Sen in all aspects.” The delegation of duties to officers of Zhongxi is consistent with this authority.

Marketing Strategy of Zhongxi, page 33

22.
Please expand your disclosure on page 34 to address your reasons for entering the November 11, 2007 manufacturing joint venture. Please disclose the corporate form of the venture and indicate whether any of your officers and/or directors will serve as officers and/or directors of the venture. Please also discuss the business plan for the venture.

The Company advises the staff that the joint venture has been terminated and has made revisions to the registration statement on page 37.

Directors and Executive Officers, page 37

23.	We note your disclosure on page 5 that Yongxing Song is acting CEO and President of Alloy Science. Please disclose this information in your description of Mr. Song on page 37.

Ms. Peggy Fisher
August 5, 2008

The Company has made revisions in accordance with the Staff’s comment. See page 40 of the registration statement.

24.	Please reconcile your disclosure that Mr. Xu was appointed as your chief engineer in July 2004 with your disclosure on page 3 that you were incorporated in May 2006.

Mr. Xu was appointed as the Chief Engineer of Zhongxi in July of 2004 and serves as the Company’s Chief Engineer.

The Company has made revisions in accordance with the Staff’s comment. See page 40 of the registration statement.

25.	Exhibit 10.15 indicates that Mr. Zhang has been employed by Zhongxi since at least May 1, 2007. Please revise your disclosure accordingly.

The Company has made revisions in accordance with the Staff’s comment. See page 41 of the registration statement.

Certain Relationships and Related Party Transactions, page 38

26.	Please revise to disclose the relationship or affiliation of each related party with the registrant. Please refer to Item 404(a)(1),

The Company has made revisions in accordance with the Staff’s comment. See page 41 of the registration statement.

27.	Please disclose your joint venture agreement with Zhejing Lvneng Electric Co.

The Company has terminated the joint venture agreement.

28.	We reissue comment 24. See Note 11 to the financial statements.

The Company has made revisions in accordance with the Staff’s comment. See page 41 of the registration statement.

Financial Statements, page F-1

29.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

The Company has made revisions in accordance with the Staff’s comment. See pages F-1 to F-15 of the registration statement.

Ms. Peggy Fisher
August 5, 2008

Consolidated Statements of Cash Flows, page F-5

30.
We note that your investee made a direct distribution to one of your shareholders of $87,959. Please revise your footnotes to describe the facts and circumstances regarding this transaction. Additionally, please tell us why this amount was not reflected as a capital distribution on your statement of stockholders' equity.

The dividend distribution due to us from our 20% equity investment was directly paid to our shareholder.

Our entry relating to the dividend received from our investee was made by debiting related party receivable and crediting long-term investment according to the equity method.

In this regard, the amount received by our shareholder was not a dividend paid by China Power, but rather an advanced to the shareholder subject to repayment by the shareholder. Consequently, there is no capital distribution disclosed in our statement of stockholders’ equity.

The facts and circumstances regarding this transaction were disclosed in the footnote 11. See page F-30 of registration statement. The difference between the $91,604 disclosed in footnote 11 and $87,959 disclosed in the cash flow statement was due to the different exchange rates used. The RMB 670,000 dividend was converted using 12/31/07 exchange rate of 1 USD = 7.3141 RMB for footnote 11 disclosure of related party receivable while using year 2007 average exchange rate of 1 USD = 7.6172 for cash flow statement disclosure.

Note 2 - Summary Of Significant Accounting Policies, Page F-6

Revenue Recognition, Page F-8

31.
We note from your response to prior comment 31 that your customers are granted extended payment terms which allow for the deferral-of a-portion of the contract price for up to one year after contract delivery. Please revise this note to describe all material contract terms of your revenue generating agreements, including any extended payment provisions. Additionally disclose your revenue recognition policy with respect to sales that allow customers to defer payments.

The Company has made revisions in accordance with the Staff’s comment. See pages F-6 to F-23 of the registration statement.

In addition, the Company no longer allows customers to defer payments after December 31, 2006.

Note 5 — Investment, page F-10

32.	Please refer to prior comment 28. Please address the following:

Ms. Peggy Fisher
August 5, 2008

•
We note from your response that your original 20% investment in Yin An Amorphous Alloy Transformer was made at discount of RMB410,000. Please tell us how you accounted for this discount. Refer to paragraph 20(a)(3) of APB 18.

The Company’s footnote 5 has disclosed the discount of RMB410,000 (approximate US$48,941). However, the Company has not disclosed the accounting treatment for the difference.

According to APB 18,paragraph 19 (b)”A difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary.” In addition, Per ABP 18, paragraph 6. B.” An investor initially records an investment in the stock of an investee at cost, and adjusts the carrying amount of the investment to recognize the investor's share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income by the investor, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between investor cost and underlying equity in net assets of the investee at the date of investment.

When consolidating with Yan An Amorphous Alloy Transformer Co., Ltd’(“Yan An”), an entry will be made to reduce the depreciable value of Yan An’s fixed assets in order to properly allocate the consideration paid to the fair value of assets received and liabilities assumed. The reduction in the book value of the newly acquired fixed assets will result in a lower depreciation expense over the future lives of those fixed assets than that shown on the books of Yan An. Consequently, the Company will recognize income that is slightly higher than its proportionate share of Yan An’s reported income, which will have the effect of amortizing the discount into income over the lives of the fixed assets acquired. The effect of this amortization on the Company’s financial statements is insignificant for the periods presented.

The Company has revised its financial statement footnotes to disclose the above accounting treatment related to the difference. See page F-10 and F-26 of the registration statement.

•	Revise to disclose any dividends received from your equity method investment.

The Company has made revisions in accordance with the Staff’s comment. See pages F-9 to F-26 of the registration statement.

•	We note in your response the disclosure of sales, gross profit, and operating profit. Please revise to disclose this information in your footnotes.

The Company has made revisions in accordance with the Staff’s comment. See pages F-9 to F-26 of the registration statement.

Ms. Peggy Fisher
August 5, 2008

Note 10 — Statutory Surplus Reserve and Statutory Common Welfare Fund, page F-14

33.
We note your response to prior comment 29. Please revise this note to disclose the amount of consolidated retained earnings which represent undistributed earnings of your equity method investment, Yin An Amorphous Alloy Transformer Co., Ltd. Refer to Rule 4-08(e)(2) of Regulation S-X,

The Company has made revisions in accordance with the Staff’s comment. See pages F-13 to F-30 of the registration statement.

Exhibit 5.1

34.	Please revise to state that the opinion covers applicable Maryland case law, in addition to the Maryland General Corporation Law.

The Company has made revisions in accordance with the Staff’s comment and refiled Exhibit 5.1.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Sincerely yours,

/s/ Robert Newman
RN:jw

Cc:	Mr. Yongxing Song